Mail Stop 3561

									August 30, 2005



Mr. Gary G. Friedman
President, Chief Executive Officer
and Chairman of the Board
Restoration Hardware, Inc.
15 Koch Road, Suite J
Corte Madera, CA 94925

      RE:	Restoration Hardware, Inc.
      Form 10-K for the Fiscal Year Ended January 29, 2005
      Filed April 14, 2005
      Form 8-K filed August 25, 2005
      File No. 0-24261

Dear Mr. Friedman:

	We have reviewed your Form 8-K filed on August 25, 2005 and have the following comment. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 9.01 Form 8-K filed August 25, 2005

1. We note that you present net results and operating results excluding non-cash store remodeling charges. These non-GAAP measures are subject to the prohibition, disclosure and reconciliation requirements in Item 10(e) of Regulation S-K. While there is no per se prohibition against adjusting non-GAAP performance measures to exclude recurring type items such as these, you must meet the burden of demonstrating the usefulness of any non-GAAP measures which exclude recurring items. In this regard, we note that you have recorded store remodeling charges since you launched a new merchandising strategy in April 2002. Therefore, it does not appear that eliminating the financial impact of these remodeling charges is appropriate given their recurring nature and you should avoid presenting these non-GAAP measures in future filings.


		As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

   		You may contact Andrew Blume at (202) 551-3254 if you have questions regarding this comment. Please contact me at (202) 551-3716 with any other questions.


								Sincerely,



									William Choi
									Branch Chief

Mr. Gary G. Friedman
Restoration Hardware, Inc.
August 30, 2005
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